U. S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 25049

                                   FORM 12b-25

                                                             -------------------
                                                                 SEC FILE NUMBER

                                                                     0-08507

                                                             -------------------
                           NOTIFICATION OF LATE FILING

                                                             -------------------
                                                                   CUSIP NUMBER

                                                                   11130Q 10 2

                                                             -------------------
       (Check One):

       X Form 10-KSB   __ Form 20-F  __ Form 11-K   __ Form 10-Q   __ Form N-SAR
      ---

       For Period Ended: March 31, 2000

       __ Transition Report on Form 10-K

       __ Transition Report on Form 20-F
       __ Transition Report on Form 11-K

       __ Transition Report on Form 10-Q
       __ Transition Report on Form N-SAR

         For the Transition Period Ended:  ___________________________


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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.


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         Nothing  in this form shall be construed to imply  that the  Commission has verified any information contained herein.
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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A
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Part I--Registrant Information

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       Full name of Registrant:  BroadBand Wireless International Corporation
       Former Name if Applicable:  Black Giant Oil Company
       Address of Principal Executive Office (Street and Number): 1301 Avenue M City, State and Zip Code: Cisco, Texas 76437

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Part II--Rules 12b-25(b) and (c)

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       If the subject report could not be filed without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       X (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative

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       State below in  reasonable  detail the  reasons  why Forms 10-K,  10-KSB,
20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

         On June 24, 2000, the Registrant's auditor, Jackson & Rhodes, P.C., resigned as the Registrant's auditor. On June 28, 2000, the Registrant engaged the independent accounting firm of Clyde Bailey, P.C. as the Registrant's new auditor. The resignation of Jackson & Rhodes, P.C. has delayed the finalization of the outside audit by Clyde Bailey, P.C.

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Part IV--Other Information

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       (1)        Name and telephone number of person to contact in regard to this notification.

                  Ivan W. Webb                       (254)       442-3968
                     (Name)                      (Area Code) (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  X  Yes          No
                 ---          ---

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      Yes             X  No
                  ---                ---

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  BroadBand Wireless International Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 29, 2000                        By:   /s/ Ivan W. Webb
                                                  ------------------------------
                                                      Ivan W. Webb
                                                      President and Chief
                                                      Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

       1.         This form is required  by Rule 12b-25 (17 CFR 240,  12b-25) of
                  the  General  Rules  and  Regulations   under  the  Securities
                  Exchange Act of 1934.

       2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

       3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

       4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

       5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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                                                                    Exhibit 99.1

                             Exhibit to Form 12b-25

                        (Clyde Bailey, P.C., Letterhead)

June 29, 2000


Mr. Ivan W. Webb
BroadBand Wireless International Corporation
1301 Avenue M

Cisco, Texas 76437

Dear Mr. Webb:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated June 29, 2000.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of BroadBand Wireless International, Inc. for inclusion in the Form 10-KSB for the year ended March 31, 2000.

Yours very truly,

/S/ CLYDE BAILEY, P.C.
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